UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SYNERGY CHC CORP.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Gowan Private Equity Inc.

Dunhill Distribution Group, Inc.

Gowan Capital Inc.

Jack Ross

275 Canterbury Lane

Fall River, Nova Scotia B2T 1A4

(902) 237-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 87165D 109 Page 2 of 7

1.	Name of Reporting Person

Gowan Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group

a) [X]
b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		44,053,100
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		49,614,433(1)
Person with
	9.	Sole Dispositive Power

		44,053,100

	10.	Shared Dispositive Power

		49,614,433(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,614,433(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

55.2%(2)

14.	Type of Reporting Person

CO

(1) Includes 1,000,000 shares of Common Stock, par value $0.00001 per share (the “Common Stock”) of Synergy CHC Corp. (the “Issuer”) subject to options held by Kenek Brands, Inc., which is wholly-owned by Mr. Ross, that are exercisable within 60 days of October 20, 2017.

(2) The calculation is based on 89,862,683 shares of Common Stock of the Issuer outstanding as of November 12, 2018, according to information set forth in the Issuer‘s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (“Form 10-Q”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2018.

CUSIP No. 87165D 109 Page 3 of 7

1.	Name of Reporting Person

Dunhill Distribution Group, Inc.

2.	Check the Appropriate Box if a Member of a Group

a) [X]
b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		3,208,649
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		49,614,433(1)
Person with
	9.	Sole Dispositive Power

		3,208,649

	10.	Shared Dispositive Power

		49,614,433(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,614,433(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

55.2%(2)

14.	Type of Reporting Person

CO

CUSIP No. 87165D 109 Page 4 of 7

1.	Name of Reporting Person

Gowan Capital Inc.

2.	Check the Appropriate Box if a Member of a Group

a) [X]
b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		1,625,034
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		49,614,433(1)
Person with
	9.	Sole Dispositive Power

		1,625,034

	10.	Shared Dispositive Power

		49,614,433(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,614,433(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

55.2%(2)

14.	Type of Reporting Person

CO

CUSIP No. 87165D 109 Page 5 of 7

1.	Name of Reporting Person

Jack Ross

2.	Check the Appropriate Box if a Member of a Group

a) [X]
b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Canada

	7.	Sole Voting Power

Number of		57,111,443(1) (3)
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		0
Person with
	9.	Sole Dispositive Power

		49,614,433(1)

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

57,111,443(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

63.6%(2)

14.	Type of Reporting Person

IN

(3) On August 9, 2017, pursuant to an Irrevocable Proxy to Vote Stock of Synergy CHC Corp. (the “Proxy”), Knight Therapeutics (Barbados) Inc. (“Knight”) appointed Mr. Ross proxy with respect to that number of shares of the Issuer’s Common Stock owned by Knight in excess of 10% of the outstanding number of voting shares of the Issuer at such time. As reported in the Issuer’s Form 10-Q, 89,862,683 voting shares of the Issuer were outstanding as of November 12, 2018. Accordingly, as of the date hereof, Mr. Ross has sole voting power over approximately 8,659,544 shares of the Issuer’s voting shares owned by Knight, which such shares are included in this Item.

CUSIP No. 87165D 109 Page 6 of 7

This Amendment No. 2 on Schedule 13D (“Amended Schedule 13D”) amends the statement on Schedule 13D dated April 19, 2015 (the “Original Schedule 13D”), and supersedes Amendment 1 dated August 9, 2017, relating to the Common Stock of the Issuer filed by:

Gowan Private Equity Inc. (“Gowan PE”);

Dunhill Distribution Group, Inc. (“Dunhill”);

Gowan Capital Inc. (“Gowan Cap”);

and Jack Ross

(collectively, the “Reporting Persons”). Except as expressly amended below, the Original Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

The information for Item 3 provided in the Original Schedule 13D is amended to report that Gowan PE, Dunhill and Gowan Cap beneficially own an aggregate of 49,614,433 shares of the Issuer’s Common Stock and Mr. Ross beneficially owns an aggregate of 57,111,443 shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

The information for Item 4 provided in the Original Schedule 13D is hereby amended to add that voting power with respect to 8,659,544 shares beneficially owned by Knight has been appointed to Mr. Ross in accordance with the Proxy.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to the Amended Schedule 13D for the aggregate number of shares and percentages of the shares beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to the Amended Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On December 10, 2018, Gowan Cap entered into that certain Stock Purchase Agreement by and between certain stockholders of Issuer for the purchase of 1,225,034 shares of the common stock of Issuer at $0.55 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 9, 2017, pursuant to the Proxy, Knight appointed Mr. Ross as proxy with respect to that number of shares of the Issuer’s common stock owned by Knight in excess of 10% of the outstanding number of voting shares of the Issuer at such time. As reported in the Issuer’s Form 10-Q, 89,862,683 voting shares of the Issuer were outstanding as of November 12, 2018. Accordingly, as of the date hereof, Mr. Ross has sole voting power over 8,659,544 shares of the Issuer’s voting shares owned by Knight. The Proxy remains in effect until February 9, 2018 and will automatically renew for additional six month terms unless and until Knight gives no less than ten days prior written notice of termination after February 9, 2018.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01. Joint Filing Agreement.

Exhibit 7.02. Irrevocable Proxy to Vote Stock of Synergy CHC Corp. dated August 9, 2017.

CUSIP No. 87165D 109 Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018	GOWAN PRIVATE EQUITY INC.

	By:	/s/ Jack Ross
	Name:	Jack Ross
	Title:	CEO and President

DUNHILL DISTRIBUTION GROUP, INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

GOWAN CAPITAL INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

JACK ROSS

By:	/s/ Jack Ross
Name:	Jack Ross